GLOBAL PHARM HOLDINGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road,
Futian District, Shenzhen, PRC

January 11, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (the “Company”)
Correspondence submitted November 16, 2010 regarding
Amendment No. 1 to Form 8-K
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated December 23, 2010, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 1 to Current Report on Form 8-K filed August 25, 2010.

Because the Company has recently changed its auditor and its Chief Financial Officer is currently on business trip in China, the Company respectfully requests an extension of the deadline to file a response to January 13, 2011. Thank you.

Very truly yours,

/s/ An Fu
An Fu
Chief Financial Officer